SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  November 5, 2004           By:  /s/Victor DiTommaso
                                     Victor Ditommaso, Vice President
                                     Finance

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP



    Intertape Polymer Group Inc. Announces Stock Repurchase Program


Montreal, Quebec and Bradenton, Florida - November 5, 2004 - Intertape Polymer Group Inc. ("Intertape") (NYSE, TSX: ITP) announced today that it has received approval from the Toronto Stock Exchange to repurchase some of its common shares ("Common Shares") outstanding on the Toronto Stock Exchange, beginning on November 9, 2004 further to a normal course issuer bid (the "Bid").

Under the Bid, Intertape intends to repurchase for cancellation up to 2,064,283 Common Shares. This represents approximately 5% of the 41,285,661 currently issued and outstanding Common Shares. These purchases shall be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 9, 2004 and ending on November 8, 2005. Intertape has not repurchased any of its Common Shares under a normal course issuer bid within the past 12 months.

Intertape believes that the purchase by it of its own Common Shares may, in appropriate circumstances, be a responsible investment of available funds on hand.


About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:      Melbourne F. Yull
                              Chairman and Chief Executive Officer
                              Intertape Polymer Group Inc.
                              Tel.: 866-202-4713
                              E-mail:itp$info@intertapeipg.com
                              Web: www.intertapepolymer.com